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                              October 22, 2020

       William V. Williams
       Chief Executive Officer
       BriaCell Therapeutics Corp.
       Suite 300     235 West 15th Street
       West Vancouver, BC V7T 2X1

                                                        Re: BriaCell
Therapeutics Corp.
                                                            Amendment No. 10 to
Registration Statement on Form F-1
                                                            Filed October 20,
2020
                                                            File No. 333-234292

       Dear Dr. Williams:

               We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response , we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 15, 2020 letter.

       Amendment No. 10 to Registration Statement on Form S-1

       Coverpage

   1. Your response to prior comment 4 explains that the inability of the underwriters to sell the
                                                        Common Units and/or
Pre-funded Units would have a negative effect on the amount of proceeds that the
Company would receive. We further note that Section 1.1.1(ii) of the underwriting agreement
indicates that there will be an "initial" offering
                                                        price. Accordingly,
please reconcile your response and the terms of the underwriting agreement with your
coverpage disclosure which highlights and represents that this is a
                                                        "firm commitment
underwritten offering" that will have an "actual" offering price.
 William V. Williams
FirstName LastNameWilliam
BriaCell Therapeutics Corp. V. Williams
Comapany
October 22,NameBriaCell
            2020         Therapeutics Corp.
October
Page 2 22, 2020 Page 2
FirstName LastName
        You may contact Franklin Wyman at (202) 551-3660 or Lisa Vanjoske at
(202) 551-
3614 if you have questions regarding the financial statements and related matters. Please contact
Abby Adams at (202) 551-6902 or Joe McCann at (202) 551-6262 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:      Avital Perlman